UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 000-22113

Euro Tech Holdings Company Limited
(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Euro Tech Holdings Company Limited (the “Company”) is providing the following update on the filing of its Form 20-F for the fiscal year ended December 31, 2019.

The recent outbreak of COVID-19 has affected the Company and its principal auditor’s ability to obtain the necessary information to perform proper audit procedures in China, and has posed a significant impact on the Company’s ability to file on a timely basis its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”), which is due to be filed on April 30, 2020 (the “Original Due Date”).

Therefore, the Company will be unable to file its Form 20-F on or before the Original Due Date. Accordingly, the Company intends to rely upon the Order issued by the Securities and Exchange Commission (“SEC”) on March 4, 2020, as amended on March 25, 2020, pursuant to Section 36 of the Securities Exchange Act of 1934 [Release No. 34-99318] (the “Order”) granting exemptions to registrants subject to the reporting requirements of the Exchange Act Section 13(a) or 15(d) due to circumstances related to the coronavirus disease 2019 (COVID-19).

In accordance with the Order, the Company states the following:

(1)
The Company is relying on the SEC Order dated March 4, 2020, and as modified and superseded by on March 25, 2020, to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 due to the circumstances related to COVID-19. Absent the SEC Order, the Form 20-F is originally due on April 30, 2020.

(2)
The Company is unable to file the Form 20-F on a timely basis due to travel restriction, quarantines and staffing issues as a result of COVID-19.

The Company’s executive and principal offices are located in Hong Kong, a Special Administrative Region of China, and its subsidiaries and affiliates primary operations are located in Shanghai and Hangzhou, China. As a result of the COVID-19 outbreak that was first reported on December 31, 2019 in Wuhan, China, the Chinese government initiated travel restrictions and mandatory quarantines to control the spread of COVID-19 within China. Such restrictions included the imposition of unprecedented restrictions on travel and the closure of businesses in China. The precautionary actions taken by the Chinese government have caused disruptions to the daily operations of the Company and thus have impacted the resumption of normal business operations of the Company’s facilities and to staff access. This has, in turn, delayed the Company’s ability to review and complete its annual report by on or before April 30, 2020. As a result, the Company is unable to timely file the Form 20-F by April 30, 2020.

(3)
The Company’s independent accountants are unable to complete its audit procedures in a timely manner due to limited access to the Company’s staff and financial data.

In addition, as a result of the ongoing travel restrictions and quarantines, our independent registered public accounting firm’s access to the Company’s staff and its ability to obtain the necessary information to perform proper audit procedures in China has been limited and delayed. A signed statement by Union Power HK CPA Limited, as the Company’s independent registered public accounting firm, is being furnished as Exhibit 99.1 attached hereto and is incorporated by reference herein.

(4)
The Company intends to file the Form 20-F on or before June 14, 2020 (which is 45 days from the Original Due Date).

Additional Risk Factor Disclosure

In light of the ongoing global pandemic of COVID-19 coronavirus disease, the Company will be including the following risk factor(s) in the Annual Report, as may be updated to reflect subsequent events impacting the Company:

The Company’s business operations could be adversely affected by the continued outbreak of COVID-19.

The Company’s business operations could be adversely affected by the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus known as COVID-19 which was first identified in Wuhan, Hubei Province, China. The Company’s primary operations are located in Hong Kong, Shanghai and Hangzhou, China, where any outbreak of contagious diseases and other adverse public health developments could be materially adverse on the Company’s business operations. In response to the highly contagious and sometimes fatal coronavirus inflicting thousands of people in China, the Chinese government has imposed travel restrictions and quarantines to help control the spread of COVID-19. In addition, substantially all of the customers the Company’s advanced water treatment equipment and water and waste-water treatment solution business are located in China. The Company’s operations could be negatively affected if employees, users and customers are quarantined as a result of exposure to a contagious illness. If the COVID-19 continues to spread, the Chinese government may impose additional measures further restricting travel within and outside of China and also expanding the regions under mandatory quarantine. Similarly, the continued spread of COVID-19 globally could further adversely impact the Company’s operations and could have an adverse impact on the Company’s business and financial results.

Forward-Looking Statements

Statements in this Current Report on Form 6-K are “forward-looking statements” as the term is defined under applicable securities laws. These statements include the anticipated timing of the filing of Company’s quarterly and annual statements under the Exchange Act; the expected impact of the COVID-19 virus outbreak on the Company’s financial reporting capabilities and its operations generally and the potential impact of such virus on the Company’s customers, distribution partners, advertisers and production facilities and other third parties. These and other forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those statements. Such risks and uncertainties are, in many instances, beyond the Company’s control. Forward-looking statements, which are presented as of the date of this filing, will not be updated to reflect events or circumstances after the date of this statement except as required by law.

Item 9.01 Financial Statement and Exhibits

(d) Exhibits

Exhibit No.	Description
99.1	Letter from Union Power HK CPA Limited regarding Reasons of the Inability to Timely File the Audit Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

April 28, 2020	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer